SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: November 15, 2011

List of materials

Documents attached hereto:

i) Press Release announcing INCJ, Hitachi, Sony and Toshiba Sign Definitive Agreements Regarding Integration of Small- and Medium-Sized Display Businesses.

NEWS RELEASE

Innovation Network Corporation of Japan
Hitachi, Ltd.
Sony Corporation
Toshiba Corporation

INCJ, Hitachi, Sony and Toshiba Sign Definitive Agreements Regarding Integration of Small- and Medium-Sized Display Businesses

TOKYO, November 15, 2011 – Innovation Network Corporation of Japan (“INCJ”), Hitachi, Ltd. (“Hitachi”), Sony Corporation (“Sony”) and Toshiba Corporation (“Toshiba”) announced today that they have signed definitive agreements to integrate their small- and medium-sized display businesses in a new company to be established and operated by INCJ, which is planned to be named Japan Display Inc. (“Japan Display”).

Pursuant to the definitive agreements, all of the issued shares of certain subsidiaries of Hitachi, Sony and Toshiba engaged in the small- and medium-sized display business (i.e., Hitachi Displays, Ltd., Sony Mobile Display Corporation and one other Sony subsidiary*, and Toshiba Mobile Display Co., Ltd., collectively referred to as the “Subject Subsidiaries”) and other assets are planned to be transferred to Japan Display, in which each of the four companies INCJ, Sony, Toshiba and Hitachi will invest. INCJ, as a public-private partnership that provides financial, technological and management support for next-generation businesses, will invest a total of 200 billion yen in Japan Display in exchange for shares to be newly issued to INCJ by Japan Display as a third-party allotment.

Japan Display is expected to utilize the world’s best high value-added technologies of the Subject Subsidiaries and establish new production lines by utilizing funds provided by INCJ, in order to meet the market demand for high value-added products. In addition, through efficient use of the existing production capabilities of the Subject Subsidiaries, Japan Display aims to improve its cost competitiveness to solidify its position as a global leading company in the small- and medium-sized display market. The business is scheduled to begin operations in Spring of 2012, subject to the receipt of any necessary government approvals.

Outline of Japan Display (as currently planned):

Start of business:	Spring 2012
Name:	Japan Display Inc.

Address:	Tokyo
Capital:	230 billion yen (including legal capital surplus)
CEO:	Shuichi Otsuka
Shareholders (voting rights):	INCJ (70%), Hitachi (10%), Sony (10%), Toshiba (10%)
Business:	Development, design, production and sale of small- and medium-sized display devices and related products

About Innovation Network Corporation of Japan (INCJ)

INCJ was established in July 2009 as a public-private partnership that provides financial, technological and management support for next-generation businesses. INCJ specifically supports those projects that combine technologies and varied expertise across industries and materialize open innovation. INCJ has the capacity to invest up to 900 billion yen (approx US$12 billion).

To date, INCJ has invested approximately 325 billion yen in a total of 19 projects and is currently focused on a broad range of areas from green energy, electronics, IT and biotechnology to infrastructure-related sectors such as water supply. INCJ maintains a hands-on approach to investment, engaging in the business development of cutting-edge core technologies through intellectual property funds, expansion of venture companies and aggressive overseas development through initiatives such as restructuring and mergers of tech businesses and acquisitions of foreign companies.

Overview of Subject Subsidiaries

About Hitachi Displays, Ltd.
Founded:	October 1, 2002
Address of Head Office:	Chiyoda-ku, Tokyo
Sales:	150.8 billion yen (in the fiscal year ended March 31, 2011)
Capital:	35.2 billion yen (as of the end of March 2011)
Major Shareholders and Shareholding Ratio:	Hitachi 75% (as of the end of March 2011)
Representatives:	Yoshiyuki Imoto
Employees:	Approximately 2,600 (as of the end of March 2011)
Business:	Development, design, production and sales of small/mid-sized TFT LCDs and related products
Production base:	Mobara-shi, Chiba

About Sony Mobile Display Corporation*
Founded:	October 22, 1997
Address of Head Office:	Higashiura-cho, Chita-gun, Aichi
Sales:	141.2 billion yen (in the fiscal year ended March 31, 2011)

Capital:	23.1 billion yen (as of the end of March 2011)
Major Shareholders and Shareholding Ratio:	Sony 100% (as of the end of March 2011)
Representatives:	Shuji Aruga
Employees:	Approximately 2,200 (as of the end of June 2011)
Business**:	Development, design, production and sales of small/mid-sized LCD devices and organic light-emitting diode (“OLED”) display devices
Production base:	Higashiura Plant (Head office) – Higashiura-cho, Chita-gun, Aichi
Tottori Plant – Tottori-shi, Tottori

*
The Subject Subsidiaries that will be involved in this business integration also include Sony Mobile Display (Suzhou) Co., Ltd., a wholly-owned subsidiary of Sony which is engaged in the small- and medium-sized display business in Suzhou, China. The equity transfer is scheduled to occur after the start of operations of Japan Display.

**
Information as of the date of announcement. Closer to the completion of the business integration, Sony plans to transfer its small- and medium-sized LCD device business to Sony Mobile Display Corporation, while the OLED display device business of Sony Mobile Display Corporation will be transferred to Sony or its subsidiary with the exception of part of the OLED display device production process.

About Toshiba Mobile Display Co., Ltd.
Founded:	April 1, 2002
Address of Head Office	Fukaya-shi, Saitama
Sales:	209.6 billion yen (in the fiscal year ended March 31, 2011)
Capital:	10 billion yen
Major Shareholders and Shareholding Ratio:	Toshiba Group 100% (as of the end of March 2011)
Representatives:	Masahiko Fukakushi
Employees:	Approximately 2,200 (as of the end of March 2011)
Business:	Development, production & sales of low temperature poly-silicon TFT LCDs and amorphous poly-silicon TFT LCDs
Production base:	Headquarters Office – Fukaya-shi, Saitama
Ishikawa Works - Kawakita-cho, Nomi-gun, Ishikawa